VEDDER PRICE

JASON K. ZACHARY
312-609-7757
jzachary@vedderprice.com

04045481

VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C.
222 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
312-609-7500
FACSIMILE: 312-609-5005

OFFICES IN CHICAGO, NEW YORK CITY, AND ROSELAND, NEW JERSEY

October 12, 2004

VIA FEDEX

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
Washington, D.C. 20549

SUPPL

SEC MAIL PROCESSING
RECEIVED
OCT 13 2004
WASH. D.C. 202 SECTION

Re: **File No. 82-34758**
HHG plc Exemption Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

This letter is being furnished to the Securities and Exchange Commission (the "Commission") on behalf of HHG plc, a company incorporated under the laws of England and Wales ("HHG"), pursuant to Rule 12g3-2(b)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As required under the rule, the documents listed on the attached Schedule A includes information that HHG has made or is required to be made public, distributed to security holders or filed with the UK Listing Authority, the UK Registrar of Companies, the Australian Stock Exchange or the Australian Securities Investment Commission. In accordance with paragraphs (b)(4) and (b)(5) of Rule 12g3-2, this letter and the documents furnished herewith are being furnished with the understanding that such letter and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission, for any purpose, that HHG is subject to the Exchange Act.

Please feel free to contact me at your earliest convenience if you have any questions or need any additional information. In addition, please date stamp the enclosed copy of this cover letter and return it in the enclosed self-addressed, stamped envelope.

Warmest regards,

Jason K. Zachary

PROCESSED
OCT 19 2004
THOMSON
FINANCIAL

Dlw 10/19

JKZ/ect
Enclosures
cc: John T. Blatchford, Esq.
Mark L. Winget, Esq.
Brian Booker, Esq.

CHICAGO/#1282891.1

SCHEDULE A

DOCUMENTS MADE OR REQUIRED TO BE MADE PUBLIC, DISTRIBUTED TO SECURITY HOLDERS OR FILED WITH THE UK LISTING AUTHORITY, THE UK REGISTRAR OF COMPANIES, THE AUSTRALIAN STOCK EXCHANGE OR THE AUSTRALIAN SECURITIES INVESTMENT COMMISSION BY HHG PLC

- Return of Allotment of Shares form dated September 13, 2004.
- Return of Allotment of Shares form dated September 23, 2004.
- Return of Allotment of Shares form dated October 5, 2004.
- Update of Number of CDI's quoted on the Australian Stock Exchange dated September 8, 2004.
- Update of Number of CDI's quoted on the Australian Stock Exchange dated October 8, 2004.
- Press release dated September 22, 2004 announcing the appointment of two non-executive directors to the HHG plc board of directors.
- Schedule 11 – Notification of Interests of Directors and Connected Persons dated July 2, 2004.
- Appendix 3X – Initial Director's Interest Notice of Gerald Paul Aherne.
- Appendix 3X – Initial Director's Interest Notice of Rupert Lascelles Pennant-Rea.
- Appendix 3Y – Change of Director's Interest Notice of Nicholas Toby Hiscock.
- Appendix 3Y – Change of Director's Interest Notice of Anthony Charles Hotson.

File No. 82-34758

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 2072534

Company Name in full HHG PLC

SEC MAIL PROCESSING RECEIVED OCT 13 2004 WASH, D.C. 202 SECTION

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	31	08	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	51,334		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: GREENWOOD NOMINEES LIMITED	Class of shares allotted: £0.10	Number allotted: 51,344
Address: 20 MOORGATE LONDON		
UK postcode: EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 13-~~Aug~~ Sept-2004

A ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

UKLS Secretariat, The Pearl Centre, Lynch Wood,
Peterborough, PE2 6FY England

Tel 01733 475284

DX number 702185 DX exchange Peterborough 7

coform

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

SEC MAIL PROCESSING
RECEIVED
OCT 1 3 2004
WASH, D.C. 202 SECTION

Company Number	2072534
Company Name in full	HHG PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	15	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	360		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.416		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Stephen John Pittaway	Class of shares allotted: £0.10 Ordinary	Number allotted: 360
Address: 18 Ashton Grove Wellingborough Northamptonshire		
UK postcode: NN8 5ZA		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] **Date** 23-Sep-2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

UKLS Secretariat, The Pearl Centre, Lynch Wood,
Peterborough PE2 6FY Englan
Tel
DX number 702185 DX exchange Peterborough 7

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number 2072534

Company Name in full HHG PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	53,174		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: GREENWOOD NOMINEES LIMITED	Class of shares allotted: £0.10	Number allotted: 53,174
Address: 20 MOORGATE LONDON		
UK postcode: EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] **Date** 05-Oct-2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

UKLS Secretariat, The Pearl Centre, Lynch Wood,
Peterborough PE2 6FY
Tel 01733 475284
DX number 702185 DX exchange Peterborough 7

coform

Update of number of CDIs quoted on ASX

Name of entity

HHG PLC

ABN

30 106 988 836

We (the entity) give ASX the following information.

1 Class of securities: CHESS Depositary Interests (CDIs)

2 Principal terms of the securities: CDIs issued over fully paid ordinary shares quoted on the London Stock Exchange (LSE)

3 Date of update: 8 September 2004

	Number	Class
4 Securities quoted on ASX:		CDIs:
At previous report	1,683,998,197	At 30 July 2004
Net transfers*	(8,051,877)	
This report	1,675,946,320	At 31 August 2004
*transfers between CDIs and ordinary shares listed on the LSE		

	Number	Class
5 Number and class of all securities not quoted on ASX	2,710,309,235	Fully paid ordinary shares quoted on the LSE at 31 August 2004

Gerald Watson, Company Secretary

Date: 8 September 2004

HHG PLC
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Update of number of CDIs quoted on ASX

Name of entity

HHG PLC

ABN

30 106 988 836

We (the entity) give ASX the following information.

1	Class of securities	CHESS Depositary Interests (CDIs)	
2	Principal terms of the securities	CDIs issued over fully paid ordinary shares quoted on the London Stock Exchange (LSE)	
3	Date of update	8 October 2004	
		Number	Class
4	Securities quoted on ASX:		CDIs:
	At previous report	1,675,946,320	At 31 August 2004
	Net transfers*	26,122,785)	
	This report	1,702,069,105	At 30 September 2004
	*transfers between CDIs and ordinary shares listed on the LSE		
		Number	Class
5	Number and class of all securities not quoted on ASX	2,710,362,769	Fully paid ordinary shares quoted on the LSE at 30 September 2004

Gerald Watson, Company Secretary

Date: 8 October 2004

HHG PLC
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

HHG PLC

Appoints Non-Executive Directors

22 September 2004

HHG PLC Chairman, Sir Malcolm Bates, today announced the appointment of two new non-executive directors, Gerry Aherne and Rupert Pennant-Rea, to the HHG Board with effect from 1 October 2004.

Mr Aherne's recent background is in the investment management industry, having spent sixteen years to September 2002 with Schroder Investment Management, latterly as investment director. Prior to this, he spent eighteen years with Equity & Law in various actuarial and investment management roles. He is currently managing partner of Javelin Capital Partners LLP. Mr Aherne is a director of Henderson Electric and General Investment Trust plc and was a director of PRI Group plc from August 2002 to June 2003 when it was acquired by BRIT.

Mr Pennant-Rea was Deputy Governor of the Bank of England from 1993 to 1995 and, prior to that, spent sixteen years with The Economist, and as editor from 1986 to 1993. He has been non-executive chairman of The Stationery Office since 1996, non-executive chairman of Plantation & General Investments plc since 1997 and non-executive chairman of Electra Kingsway VCT plc since 2002. His other Board positions include British American Tobacco plc, Go-Ahead Group plc, Sherritt International Corporation (Canada), First Quantum Minerals Ltd (Canada), Rio Narcea Gold Mines Ltd (Canada) and Gold Fields Ltd (South Africa).

There is nothing to disclose for either Mr Aherne or Mr Pennant-Rea regarding Listing Rules 6.F.2(b)to(g).

Commenting on the appointments, Sir Malcolm Bates said "We are delighted to have been able to appoint these key individuals to further strengthen the board of HHG. As I said at the time of our Annual General Meeting, we are committed to renewing the Board with Directors who are able to maintain the appropriate depth and breadth of skill and experience, and to ensure safe stewardship for shareholders."

Mr Ahern and Mr Pennant-Rea will stand for election at the HHG Annual General Meeting in 2005.

HHG PLC
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Notes to editors

About HHG PLC

HHG PLC is a diversified financial services group listed on the London and Australian stock exchanges. It is a member of both the FTSE 250 and the ASX 100 indices.

HHG consists of:

- Henderson Global Investors (Henderson), a leading UK-based investment manager with £68 billion of assets under management.
- Life Services – made up of the life and pension books of Pearl Assurance plc, NPI Limited, National Provident Life Limited and London Life Limited, which are closed to new business, and HHG Services Limited, which provides administration services to the life companies.
- The financial advisory firm, Towry Law.

Board composition

- From October 2004, the HHG Board will comprise 3 executive and 8 non-executive Directors including the Chairman. As reported at the HHG AGM held on 10 June 2004, Sir Malcolm Bates, Peter Costain, and Sir William Wells all intend to retire from the Board at or before the 2005 AGM.

Further information

HHG Investor Relations Gail Williamson, HHG Director of Investor Relations	+44 20 7818 5310 investor.relations@hhg.com
HHG Media – UK Nic Bennett, Financial Dynamics	+44 20 7269 7190
HHG Media – Australia Graham Canning, Cannings	+61 2 9252 0622

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

HHG PLC

2. Name of director

DUNCAN GEORGE ROBIN FERGUSON

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

NOTIFICATION IS IN RESPECT OF THE SPOUSE (ALISON MARGARET FERGUSON) OF DUNCAN GEORGE ROBIN FERGUSON

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

ALISON MARGARET FERGUSON

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

ALISON MARGARET FERGUSON - SPOUSE OF DUNCAN GEORGE ROBIN FERGUSON

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PURCHASE OF TEN PENCE ORDINARY SHARES

7. Number of shares / amount of stock acquired

25,000

8. Percentage of issued class

<0.01%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

TEN PENCE ORDINARY SHARES

12. Price per share

47.25 PENCE

13. Date of transaction

2 JULY 2004

14. Date company informed

2 JULY 2004

15. Total holding following this notification

25,000

16. Total percentage holding of issued class following this notification

<0.01%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

GERALD WATSON
01733 474435

25. Name and signature of authorised company official responsible for making this notification

GERALD WATSON
01733 474435

Date of Notification

2 JULY 2004

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity HHG PLC
ABN 30 106 988 836

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GERALD PAUL AHERNE
Date of appointment	1 OCTOBER 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be *disclosed in this part.*

Number & class of securities
NIL

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. N/A	**Number & class of Securities**

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity HHG PLC	
ABN 30 106 988 836	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	RUPERT LASCELLES PENNANT-REA
Date of appointment	1 OCTOBER 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
NIL

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. N/A	Number & class of Securities

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity HHG PLC ("HHG")
ABN 30 106 988 836

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	NICHOLAS TOBY HISCOCK
Date of last notice	16 APRIL 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	N/A
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	N/A
No. of securities held prior to change	N/A
Class	N/A
Number acquired	N/A
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A
No. of securities held after change	N/A

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	N/A

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	HHG PLC SHARESAVE SCHEME
Nature of interest	SHARE OPTION AWARD OVER TEN PENCE ORDINARY SHARES UNDER SAVINGS RELATED SHARE OPTION SCHEME
Name of registered holder (if issued securities)	NICHOLAS TOBY HISCOCK
Date of change	30 APRIL2004
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	SHARE OPTIONS AWARDED OVER 22,656 TEN PENCE ORDINARY SHARES, EXERCISABLE WITHIN A PERIOD OF SIX MONTHS OF 1 JUNE 2007 AT AN EXERCISE PRICE OF 41.6 PENCE.
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	NO CONSIDERATION FOR GRANT OF AWARD
Interest after change	SEE "INTEREST ACQUIRED" ABOVE.

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	HHG PLC ('**HHG**')
ABN	30 106 988 836

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Anthony Charles HOTSON
Date of last notice	29 December 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Sceptre Nominees is the registered holder – the beneficial owner is Dorothy Louann Hotson, the wife of Anthony Charles Hotson.
Date of change	24 December 2003
No. of securities held prior to change	8,000 ordinary shares held in the name of Sceptre Nominees.
Class	Ten pence ordinary shares (UK Sterling)
Number acquired	37,700
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	£0.3975 (UK sterling)

No. of securities held after change	• 8,000 ordinary shares held in the name of Sceptre Nominees – beneficial owner is Anthony Charles Hotson; • 37,700 ordinary shares held in the name of Sceptre Nominees – beneficial owner is Dorothy Louann Hotson.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-Market trade – London Stock Exchange

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.